March 7, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Brian Soares

Amanda Ravitz

Re:                             Avinger, Inc.
Registration Statement on Form S-3
File No. 333-209368

Acceleration Request

Requested Date:                              March 8, 2016

Requested Time:                          5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Avinger, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-209368) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Philip H. Oettinger at (650) 565-3564.

In connection with the acceleration request, the Company hereby acknowledges that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AVINGER, INC.

/s/ Matthew Ferguson

Matthew Ferguson
Chief Financial Officer

cc:                                Jeffrey M. Soinski, Avinger, Inc.

Philip H. Oettinger, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Calise Y. Cheng, Wilson Sonsini Goodrich & Rosati, Professional Corporation

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